UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ----ACT OF 1934


For the year ended December 31, 2007
                   -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ----ACT OF 1934



For the transition period from               to
                               -------------     -----------------



Commission file number 2-88284
                       -------





                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                ------------------------------------------------
                            (Full title of the plan)



                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
             ------------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000



          Notices and communications from the
          Securities and Exchange Commission
          relative to this report should be
          forwarded to:



                                      Nick S. Cyprus
                                      Controller and Chief Accounting Officer
                                      General Motors Corporation
                                      300 Renaissance Center
                                      Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                Page No.
--------------------------------------------------                --------

   The General Motors Personal Savings Plan for
     Hourly-Rate Employees in the United States:
      Report of Independent Registered Public Accounting Firm          3
      Statements of Assets Available for Benefits as of
        December 31, 2007 and 2006                                     4
      Statement of Changes in Assets Available for
        Benefits for the Year Ended December 31, 2007                  5
      Notes to Financial Statements                                    6
      Supplemental Schedule, Form 5500 Schedule H, Part IV,
        Line 4i - Schedule of Assets (Held at End of Year)
        as of December 31, 2007                                       15

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


(b) EXHIBIT
    -------

   Exhibit 23 - Consent of Independent Registered Public Accounting Firm





                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              The General Motors Personal
                                              Savings Plan for Hourly-Rate
                                              Employees in the United States
                                              ------------------------------
                                                      (Name of Plan)


Date     June 26, 2008                  By:
         ------------


                                              /s/G. Richard Wagoner, Jr.
                                              ---------------------------------
                                              (G. Richard Wagoner, Jr. Chairman
                                              of the Board of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States:

We have audited the accompanying statements of assets available for benefits of The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------
Deloitte & Touche LLP


Detroit, Michigan
June 25, 2008

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2007 AND 2006


                                          2007            2006
                                        -------          -------
                                         (dollars in thousands)

ASSETS:

Investment in General Motors Savings
  Plans Master Trust (Note 4):
  Investments, at fair value          $8,214,311       $8,694,025
  Loans                                  366,451          394,893

Employee contribution receivable               -            4,526
                                       ---------        ---------

ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE                          8,580,762        9,093,444
                                       ---------        ---------
Adjustment from fair value to
contract value for interest in
common collective trusts relating
to fully benefit-responsive
investment contracts                     110,444         (19,441)
                                       ---------        ---------

ASSETS AVAILABLE FOR BENEFITS         $8,691,206       $9,074,003
                                       =========        =========





Reference should be made to the Notes to Financial Statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2007 (dollars in thousands)


ADDITIONS:

  Net investment gain from General
   Motors Savings Plans Master
   Trust (Note 4)                             $593,246

  Employer contributions                         2,613
  Employee contributions                       333,054
                                             ---------

  Total additions                              928,913

NET TRANSFERS IN (Note 5)                       11,398


DEDUCTIONS-

  Distributions to participants             (1,273,418)

TRANSFERS OUT (Note 5)                         (49,690)
                                             ---------

NET DECREASE                                  (382,797)

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          9,074,003
                                             ---------

  End of year                               $8,691,206
                                             =========



Reference should be made to the Notes to Financial Statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                          NOTES TO FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2007 AND 2006 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2007

1. THE PLAN

  Following is a brief description of the Plan that is provided for general informational purposes only. Participants should refer to the Plan document and prospectus for a complete description of the Plan's provisions.

  GENERAL - General Motors Corporation (the "Corporation" or "GM") and certain unions have established The General Motors Personal Savings Plan ("PSP") for Hourly-Rate Employees in the United States (the "Plan"), a defined contribution plan. Generally, eligible hourly-rate full-time and part-time employees may participate and accumulate savings under the Plan on the first day of the first pay period following the attainment of seniority, as defined in the Plan. Except for purposes of investment of Plan assets, until June 30, 2006 the Investment Funds Committee of the Corporation's Board of Directors acted as the Plan fiduciary and, along with various officers, employees, and committees, with authority delegated from the Plan fiduciary, controlled and managed the non-investment operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective June 30, 2006, State Street Bank and Trust Company serves as the independent fiduciary and investment manager of the Plan for the GM $1-2/3 Par Value Common Stock Fund. General Motors Investment Management Corporation ("GMIMCO") is the named fiduciary of the Plan for purposes of investment of Plan assets, with the exception (commencing on June 30, 2006) of the GM $1-2/3 Par Value Common Stock Fund. This Plan is subject to the provisions of ERISA.

  EMPLOYER CONTRIBUTIONS - On September 26, 2007 General Motors Corporation ("GM") and the International Union, United Automobile, Aerospace and Agricultural Workers of America (the "UAW") entered into a Memorandum of Understanding - UAW-GM Entry Level Wage & Benefit Agreement (the "MOU") that was negotiated in conjunction with the negotiation by GM and the UAW of a new national collective bargaining agreement governing the wages, hours, and terms and conditions of employment for UAW-represented employees ("2007 National Agreement"). Under the terms of the MOU the parties agreed to provide a PSP Corporation Contribution to certain employees hired on an after October 15, 2007, once seniority is attained. As such, GM automatically contributes to each eligible employee's PSP account each pay period an amount equal to $1 per hour for each eligible weekly-straight time hour worked, including hours compensated for certain eligible time not worked ("Corporation contribution"). PSP Corporation contributions will be credited to an eligible employee's account, regardless if the employee contributes to the Plan. The Corporation contribution shall be invested in the current investment options as designated by the employee. If the employee has not made an investment option election, such employer contributions shall be invested in the Pyramis Strategic Balanced Commingled Pool investment option.

  PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation ("an Eligible Employee" or "employee") may elect to contribute to the Plan as follows in accordance with provisions and within the applicable Federal limits.

   o On a pre-tax basis ("Deferred Savings"), an amount of Eligible Earnings which is the lesser of (1)$15,500 for 2007 or (2) up to 60% for 2007 of the Employee's Eligible Earnings for a calendar year.

   o On an after-tax basis ("After-Tax Savings"), up to 60% for 2007 of an Employee's Eligible Earnings as defined in the Plan.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

   o Eligible Employees have the opportunity to participate in the Roth Savings feature on an after-tax basis. Participants may contribute up to 60% of an Employee's Eligible Earnings as defined in the Plan. Roth Savings contributions are combined with Deferred Savings for purposes of applying the $15,500 contribution limit for 2007.

   o In lieu of receiving a distribution from The General Motors Profit Sharing Plan for Hourly-Rate Employees in the United States, an Employee may elect to have the Corporation contribute profit sharing payments, as Deferred Savings to the extent permissible under tax law, up to 100%, in 1% increments, of any such amount, which vests immediately.

   o In lieu of receiving a Suggestion Award Payment from the Corporation, an Employee may elect to have the Corporation contribute up to 100%, in 1% increments, of their Suggestion Award Payment as Deferred Savings and/or After-Tax Savings to the extent permissible under tax law.

   o An Employee age 50 or older, or who will attain age 50 by the end of the calendar year, is eligible to make catch-up contributions to his or her account. A catch-up contribution may be made on a "pre-tax" or "Roth after-tax basis up to the annual limit ($5,000 in 2007) set forth by the Internal Revenue Service (the "IRS"), and only after a tax law limit has been reached, such as the 401(k) annual contribution limit ($15,500 in 2007).

  An Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the Plan's investment options. As such, Participants are permitted to self-direct 100% of Employee contributions in any of the Plan's investment options.

  An Employee also may elect to combine the contribution methods disclosed above (pre-tax, after-tax and Roth after-tax contributions), provided that the sum of these contributions does not total more than 60% of Eligible Earnings for any calendar year. The sum of the above described methods of contributions are considered "employee contributions". Employee contributions may only exceed 60% of Eligible Earnings by an amount equal to any combination of (1) the payout under the Profit Sharing Plan, (2) the Suggestion Award Payment, and (3) the catch-up contributions.

  VESTING - Assets derived from employee contributions vest immediately upon allocation to the employee's account.

  FUND EXCHANGES - Subject to the excessive trading policy, participants may generally exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day"). The excessive trading policy includes a monitoring process limit of one roundtrip transaction per fund within any rolling 90-day period, subject to an overall limit of four round-trip transactions across all funds in the Plan over a rolling 12 month period. A roundtrip transaction occurs when an exchange into and out of a fund option within a 30 day period is executed. Systematic contributions and withdrawals (i.e. regular payroll deductions, loan payments, hardship withdrawals) are permitted under the Plan and do not count as exchanges under the excessive trading policy.

  REDEMPTION FEES - From time to time, certain funds within the Plan may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund prospectuses as well as the Plan prospectus which contains additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds' shareholders by discouraging frequent trading in response to or in anticipation of short-term market fluctuations.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  PARTICIPANT LOANS - Participants may borrow once per year from their vested pre-tax Deferred Savings, after-tax Roth Savings and after-tax Savings. The amount and terms of the loans are limited under the Plan. The loan interest rate will be established once each quarter at a rate equal to the prime lending rate as of the previous quarter-end published by the Wall Street Journal and will apply to all new loans issued during the quarter. Loan repayments are generally made through after-tax payroll deductions and are invested in the same investment options that the participant currently selects for their savings contributions. Interest paid on a Plan loan is credited back to the borrowing employee's account in the Plan. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participant's accounts. The outstanding balances of participant loans amount to $366 million and $395 million as of December 31, 2007 and 2006, respectively.

  PARTICIPANT WITHDRAWALS - Participants may withdraw Deferred Savings in their accounts at any time after attaining age 59-1/2. Prior to age 59-1/2, After-Tax Savings may be withdrawn at any time however; Deferred Savings may only be withdrawn because of severance from employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Plan. The reason for a hardship distribution must conform to conditions required by the IRS. Effective January 1, 2006, a participant who receives a hardship withdrawal shall have his or her contributions to the Plan suspended for 6 months following the withdrawal. PSP employer contributions may only be withdrawn following separation from GM employment.

  PAYMENT OF BENEFITS - Upon severance from employment, a participant may elect to leave his or her assets in the plan or take a distribution in accordance with Plan provisions equal to the value of the participant's vested assets in his or her account.

  PLAN ADMINISTRATION - The Corporation pays certain costs of Plan administration.

  INVESTMENT OPTIONS - An Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the investment options available in the Plan.

  Effective March 30, 2007, the following four common stock funds were removed as investment options from the Plan. Any assets in these restricted funds as of March 30, 2007 were transferred automatically to the Promark Income Fund.

      o  DIRECTV Group Common Stock Fund
      o  News Corporation Non-Voting Common Stock Fund
      o  Electronic Data Systems Corporation Common Stock Fund
      o  Raytheon Company Common Stock Fund

  Effective after the close of business on June 29, 2007, the following changes were made to the Plan:
      o Certain investment options that were currently available in the Plan were removed (old investment option).
      o  Certain new investment options were added (new investment option).
      o The investment options that were removed are no longer available for participant contributions, loan repayments or exchanges.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

      o Participants with account balances that were in the old investment options (including contributions and loan repayments), were transferred to new investment options, subject to the next sentence.
      o Participants with account balances in the old investment options that were removed but subject to short-term trading (redemption) fees were transferred to other available investment options after the relevant holding period expired.
      o The Pyramis Strategic Balanced Commingled Pool investment option became the default option for certain contributions and loan repayments for participants who have not designated other available investment options for those amounts.

  DESCRIPTION OF THE COMPANY STOCK FUND:

  GM $1-2/3 Par Value Common Stock Fund - Under this investment option, the Trustee invests contributions primarily in General Motors Corporation's common stock. Each unit represents a proportionate interest in all of the assets of the GM $1-2/3 Par Value Common Stock Fund. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the GM $1-2/3 Par Value Common Stock Fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of General Motors Corporation's common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

  Each participant directs the Trustee how to vote common stock shares allocated to his or her account. To the extent consistent with applicable law, the Trustee will not exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

  BASIS OF ACCOUNTING - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

  USE OF ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

  RISKS AND UNCERTAINTIES - The Plan and master trust utilize various investment instruments including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes, could materially affect the amounts reported in the financial statements.

  INVESTMENT VALUATION - The Plan's investments are stated at fair value, except for benefit-responsive investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts plus credited earnings, which are net of expenses charged to synthetic contracts.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  Security transactions are recorded on a trade-date basis. Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

  PAYMENT OF BENEFITS - Distributions to participants are recorded upon distribution.

3. INVESTMENTS

   All of the investments in the Plan are held in the Master Trust as more fully described in Note 4. All assets in the Master Trust are allocated to individual participant accounts.

4. THE MASTER TRUST

  The Corporation established the Master Trust pursuant to a trust agreement between the Corporation and State Street Bank and Trust, as trustee of the Plan assets, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

  Employee benefit plans participating in the Master Trust as of December 31, 2007 consist of the following:

      o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
      o The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
      o  The General Motors Income Security Plan for Hourly-Rate Employees

  Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

  The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


  As of December 31, 2007 and 2006, the Plan had approximately a 42.3% and 42.8% interest in the Master Trust, respectively.

  The net assets available for benefits of the Master Trust at December 31, 2007 and 2006 are summarized as follows (dollars in thousands):

   ASSETS:                                              2007        2006
                                                      -------      -------
     Investments at fair value:
      General Motors Corporation $1-2/3 Par
      Value Common Stock                            $1,459,558   $1,915,259
      Other common stock                                     -      383,045
                                                    ----------   ----------
        Total common stock                           1,459,558    2,298,304

      Promark Income Fund                            6,601,826    6,636,266
      Promark Large Cap Index                                -    1,652,398
      State Street Global Advisors Large Cap Index   1,634,057            -
      Other common collective trusts                 3,068,862    1,813,938
                                                    ----------   ----------
        Total common collective trusts              11,304,745   10,102,602

      Mutual funds                                   6,970,683    8,240,383

      Loan funds                                       566,613      605,630
                                                    ----------   ----------
     Total investments at fair value                20,301,599   21,246,919

     Receivables - accrued investment income                 -            4
                                                    ----------   ----------

        Total assets                               $20,301,599  $21,246,923
                                                    ==========   ==========
   LIABILITIES-

     Due to broker for securities purchased                  -        2,855
                                                    ----------   ----------
   NET ASSETS AVAILABLE FOR BENEFITS
   AT FAIR VALUE                                   $20,301,599  $21,244,068
                                                    ==========   ==========

   Adjustment from fair value to contract value for
   interest in common collective trusts relating
   to fully benefit-responsive investment contracts    227,376      (38,521)
                                                    ----------   ----------

   NET ASSETS AVAILABLE FOR BENEFITS               $20,528,975  $21,205,547
                                                    ==========   ==========

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

The net investment gain of the Master Trust for the year ended December 31, 2007 is summarized as follows (dollars in thousands):

Interest and dividends                                $598,828
Net appreciation (depreciation) in fair value of
investments:
  General Motors Corporation $1-2/3 Par Value
  Common Stock                                        (269,089)
  Other common stock                                   (13,989)
  Mutual funds                                         486,809
  Common collective trusts:
   Promark Income Fund                                 371,096
   Promark Large Cap Index                             110,629
   State Street Global Advisors Large Cap Index        (22,333)
   Other common collective trusts                      112,687
                                                    ----------
   Total net appreciation                              775,810
                                                    ----------
  Total net investment gain                         $1,374,638
                                                    ==========

5. TRANSFERS

  On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Personal Savings Plan (the "Delphi Plan"), modeled after the GM Plan. On May 28, 1999, for those employees who elected to do so, assets representing Delphi participants' holdings in the Plan were transferred and reinvested under the corresponding investment options in the Delphi Plan. As a result of the separation, the Delphi Plan was separated from the Plan, and is now administered by Delphi as a separate plan. On a very limited basis, participants may elect to transfer their holdings between the Delphi and GM Plans. The amount of the transfers from the Delphi Plan to the Plan were $16 million and are recorded as transfers in, in the statement of changes in assets available for benefits.

  Effective August 7, 2007, GM sold Allison Transmission ("Allison"), a commercial and military equipment business to The Carlyle Group and Onex Corporation ("Purchasers"). In connection with the sale, Purchasers established the Allison Transmission Hourly Employee Retirement Savings Plan, a defined contribution plan (the "Allison Plan"). The transaction resulted in a voluntary elective transfer of account balances into the Allison Plan. For those participants that did not elect the voluntary elective transfer, their account balances remained in the Plan. The amount of the voluntary elective transfer totaled approximately $49.7 million and is recorded in transfers out in the statement of changes in assets available for benefits.

6. TERMINATION

  Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. Such Plan termination, if any, would not affect a participant's interest in assets already in the Plan.

7. FEDERAL INCOME TAX STATUS

  By letter dated August 15, 2005, the IRS has determined and informed the Corporation that the Plan is a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) and 4975(e) (7) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established there under was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Plan's management, fiduciary, and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Plan's financial statements.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued



8. RELATED PARTY TRANSACTIONS

  The Plan and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per financial statements to the Form 5500 (dollars in thousands):

                                               December 31,    December 31,
                                                  2007             2006
                                               -----------     ------------

  Assets available for benefits per the
  financial statements                         $8,691,206       $9,074,003

  (Less) Add: Adjustment from contract value
  to fair value for interest in common
  collective trusts relating to fully
  benefit-responsive investment contracts        (110,444)          19,441
                                                ---------        ---------
  Assets available for benefits per the
  Form 5500                                    $8,580,762       $9,093,444
                                                =========        ========

The following is a reconciliation of total net investment gain from the General Motors Savings Plan Master Trust per the financial statement to the Form 5500 (dollars in thousands):

                                                               December 31,
                                                                   2007
                                                               ------------

   Total net investment gain from the General Motors
   Savings Plan Master Trust per the financial statement          $593,246

   Less:  Adjustment from contract value to fair value for
   fully benefit-responsive investment contracts as of
   December 31, 2007                                              (110,444)

   Less:  Adjustment from contract value to fair value for
   fully benefit-responsive investment contracts as of
   December 31, 2006                                               (19,441)
                                                                 ---------
   Total investment gain per the Form 5500                        $463,361
                                                                 =========

10. SUBSEQUENT EVENTS

As a result of the 2007 National Agreement, the Plan was amended as follows:

      o Effective January 1, 2008, GM Benefit Plans Administration Committee became the Plan's named fiduciary for general administration.

      o Effective January 1, 2008, the Ariel Fund was added to the Investment Fund Line-Up.

      o Effective January 1, 2008, the default investment option was changed from the Pyramis Strategic Balanced Commingled Pool investment option to the Pyramis Active Lifecycle Commingled Pool investment options.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

      o Effective January 1, 2008, the Neuberger Berman Socially Responsive Fund Investor Class was replaced with a new Neuberger Berman Socially Responsive Fund Institutional Class. This new Class provides the same investment portfolio with a lower expense ratio.

      o Effective January 1, 2008, an automatic distribution of a participant's entire account balance will occur, on a quarterly basis, for retired and terminated participants who have an account balance of $1,000 or less.

      o In February 2008, GM and the UAW, and GM and the International Union Electrical Workers - Communication Workers of America ("IUE-CWA"), reached separately, identical agreements on a comprehensive special attrition program ("SAP") that was offered to all of GM's UAW-represented and IUE-CWA represented participants. The SAP offers participants a choice of several pension and buyout incentives consisting of $45,000 for production participants or $62,500 for skilled trades, and mutually satisfactory retirements, which are to be paid out of the General Motors Hourly-Rate Employees Pension Plan. Participants have the option of crediting all or designated portions of these incentives to their accounts in the Plan.

      o In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS No. 157), which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements and establishes a three-level hierarchy for fair value measurements based on the observability of inputs to the valuation of an asset or liability as of the measurement date. The standard also requires that an entity consider its own nonperformance risk when measuring liabilities carried at fair value, including derivatives. In February 2008, the Financial Accounting Standard Board (FASB) approved
         FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP No. 157-2), that permits entities to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP No. 157-2 does not permit entities to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. SFAS No. 157 is effective for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 are applied prospectively. The Plan is unable to determine the impact that adopting SFAS No. 157 will have on its statement of assets available for benefits and statement of changes in assets available for benefits when such statement is adopted.

                    THE GENERAL MOTORS PERSONAL SAVINGS PLAN
                 FOR HOURLY-RATE EMPLOYEES IN THE UNITED STATES

           Form 5500, SCHEDULE H, Part IV, Line 4i- Schedule of Assets
                              (Held at End of Year)
                 as of DECEMBER 31, 2007 (dollars in thousands)


  Identity of Issuer, Borrower, Lessor or Similar Party       Current Value


  * Participant loans, maturing through
    December 25, 2017 with rates ranging
    from 4.0% to 9.5%                                             $366,451
                                                                  ========



* Denotes parties-in-interest




















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